GERALD R. TUSKEY, PERSONAL LAW CORPORATION
                        Suite 1000, 409 Granville Street
                                 Vancouver, B.C.
                                 V6C 1T2 Canada
                Telephone: (604)681-9588 Facsimile: (604)688-4933
                            Email: gtuskey@telus.net



                                                              February 21, 2006

VIA FACSIMILE/MAIL:  (202) 772-9220

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 7010
Washington, D.C.   20549

Attention:  Ms. Jill S. Davis,
            Branch Chief
______________________________

Dear Ms. Davis:

                  Re:  Big Cat Mining Corporation
                          Form 10-KSB for Fiscal Year Ended April 30,2005 Filed July 29,2005
                          Form 10-Q for Fiscal Quarter Ended October 31, 2005 Filed December 13, 2005
                          File No. 0-49870
                   ___________________________________________________________


     This letter is provided in response to your letter of January 12, 2006 addressed to Mr. Phil Mudge, CFO of Big Cat Mining Corporation (the "Company"). We enclose one blacklined and one clean copy of the Form 10-KSB and Form 10-QSB with our changes. These documents have also been filed with your office via EDGAR. We respond to your comments as follows:

Form 10-KSB for the Fiscal Year Ended April 30, 2005
----------------------------------------------------

Description of Business
-----------------------

Corporate History, page 4
-------------------------

1. The Company's current option agreement on the property expired on December 31, 2005. The Company has not renewed or extended the option agreement on the property because it is in negotiations for an acquisition of a new business. The Company will be making the necessary statutory filings with respect to this change of business shortly. A copy of the termination letter has been filed as an exhibit to the Form 10-KSB.

Plan of Operation, page 14
--------------------------

2. A brief statement has been included under "Plan of Operation" explaining that the Company's plan of operation did not progress due to the difficulty in obtaining qualified and available consultants to complete the work.

Financial Statements
--------------------

3. Note 2 has been amended to state that no scheduled maturity exists for the related party debt arrangement.

4. The basis for the issuance of shares to the CFO and the consideration for such shares has been added to the disclosure in note 2.

Form 10-QSB for the Fiscal Quarter Ended October 31,2005
--------------------------------------------------------

5. The wording in this section has been amended to state that there have been no "material" changes which could "materially affect" the Company's internal controls.

Engineering Comments
--------------------

General
-------

6. We have added a summary of all material information about the mineral property early in the 10-QSB.

7. We have inserted a small scale map showing the location and access to the property.

8. We have made the statement that the Company is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. We have stated that the property is without known "reserves." This statement appears under "Plan of Operation".

     We look forward to receiving any additional comments you may have or confirmation from your office that the Company's 10-KSB and 10-QSB have been accepted for filing as amended.

                                                      Yours truly,

                                                      Gerald R. Tuskey,
                                                      Personal Law Corporation


                                                      Per:  /s/Gerald R. Tuskey
                                                           ---------------------
                                                            Gerald R. Tuskey
Enclosure

cc:   Big Cat Mining Corporation
      Attn. Mr. Phill Mudge